May 26, 1998

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Storage Computer Corporation File #1-13616

We were previously the independent auditors for Storage Computer Corporation, ("the Company"). We were informed by facsimile on May 21, 1998 that our engagement as principal auditor was terminated. We have read the statements included under Item 4 of Form 8-K dated May 20, 1998, of the Company and except for the references to the retention of BDO Seidman,LLP in paragraph one of Item 4, as to which we have no knowledge, and paragraph two as to which we have no knowledge, we agree with the statements in such Item.

Very truly yours,


Richard A. Eisner & Company, LLP May 26, 1998